

# QUIRKTASTIC

find your community. find your squad.

# ABOUT QUIRKTASTIC

Quirktastic is the **social networking and group livestreaming platform** for geeks and hobbyists.

We are a one stop for **anyone exploring and creating** the fandom community.

    

# MARKET SIZE



**$44B** US Gaming industry (2019)

**$27B** OTT industry (2019); 33% YoY

**Early adopter audiences**
- Gamers
- Cosplayers
- Podcasters + Video hosts
- Virtual event organizers
- K-pop lovers (virtual dance practice)
- Musicians (virtual jam sessions)

# QUIRKTASTIC APP



9:41
Feed
PodChats
Go Live!
Live
Upcoming
Name of Live Podchat
Anime
Name of Live Podchat
K-Pop
Giselle
25
Los Angeles, CA
Trying to find friends for my first comic con!
Which one should i go to fam?
Women
Black/African
BOOM!


**Find friends** based on interests, location and demographics

Create live panels, game nights and host screenings with **Podchats**

Join interest-based voice and text channels with **Clubs + Squads**

Ask for recommendations on **Feed**

# PLATFORM OVERVIEW

livestream with up to 6 people

what did you all think about Demon Slayer Ep 7?!

create + watch original content



create + search user profiles based on demo + interests

anime | harry potter | k-pop | esports | lolita | art | comics | astrology

in-app comic cons + hobby event resources

# MEET DJ TAYLOR SENPAI, A QUIRKTASTIC USER



DJ Taylor Senpai is a comic con DJ and avid Quirktastic user. He uses the app to **meet friends** in the DC area or whenever he is performing, **give recommendations** about anime on our feed, and **host live DJing podchats to monetize** whenever he can't perform IRL.

## 71 Net Promoter Score
as of April 2020

# OUR AUDIENCE



# 25,000+

monthly users in USA, Canada and Europe since March 2019

**Largest interest demographic**: anime, gaming, k-pop

**7x**- times users open app per day

**1.25** hours per day

# BUSINESS MODEL



9:41
1:01:36
41 views
Higashi Mako
Leslee Moss
Higashi Mako
Leslee Moss
#Qoins
Get more Qoins
Support the podcast by giving Qoins!
1 Qoin
5 Qoins
25 Qoins
50 Qoins
100 Qoins
Send a gift to the podchat!

**Send Qoins or shop the Snack Pantry and The Quirk Shop for your friends and favorite Podchatters!**

100 qoins for $2.99



Snacks: 35-250 qoins



GEEK

Merch and Event Tickets: 200-5,000 qoins

Qoins can be bought or earned from watching ads and checking in regularly

Revenue since app launch (merch): **$175,100**

# POTENTIAL FUTURE PARTNERSHIPS

**At 1MM users**, we will seek partnerships for Snack Pantry and retailer partners to give users more options for buying gifts and cashing in qoin.



**Food delivery apps**

Trade in Snacks for real grub.



**Large event + movie tickets**

Trade in Qoins for IRL quality time.

# TEAM

6 full time + 5 part time contract



**BEE LAW**
ceo + head of product



**WARREN NG**
tech advisor



**LAUREN GRANT**
chief content officer

   

# FINANCIAL

We are raising $250K on Wefunder to bolster our tech and security stack, grow to our community to 1MM and to increase ARR to $750K.
.

## $250K
### investment opportunity

minimum investment of $10,000 for angel investors

## 1MM
### app downloads

current $0.23 cost per install

## $750K
### revenue

over 12 months

*These are forward-looking projections that are not guaranteed

**Current investors**

 Snap Inc.



# QUIRKTASTIC

find your community. find your squad.

BEE LAW, bryanda@quirktastic.co

# LEGAL NOTICE